TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2016

ASSETS

Cash	$ 497,298
Accounts receivable	794,317
Due from parent company	152,407
Due from affiliate	3,300
Income taxes asset	667
Prepaid expenses and other current assets	44,749
Property and equipment (net of 157,490 accumulated depreciation)	13,814
T O T A L	$ 1,506,552

LIABILITIES

Accounts payable and accrued expenses	$ 64,995
Due to affiliate	40,339
Income taxes payable	175
Deferred revenue	16,897
Rent payable	46,845
Total liabilities	169,251

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued and outstanding 250 shares at stated value	1,100
Additional paid-in capital	2,354,968
Deficit	(1,018,767)
Total stockholders' equity	1,337,301
T O T A L	$ 1,506,552

See accompanying notes to these financial statements